UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

Diversicare Healthcare Services, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

255104 101
(CUSIP Number)

Chad McCurdy
c/o Diversicare Healthcare Services, Inc.
1621 Galleria Blvd.
Brentwood TN 37027
(615) 771-7575
(Name, Address and Telephone Number of Person Authorized to
Receive Notice and Communications)

May 19, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240,13d-1(f) or 240.13d-1(g), check the following box [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	255104 101

1	NAMES OF REPORTING PERSONS: Chad McCurdy I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO, PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America
NUMBER OF SHARES BENFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 51,314 shares of Common Stock
	8	SHARED VOTING POWER: 1,205,100 shares of Common Stock
	9	SOLE DISPOSITIVE POWERS: 51,314 shares of Common Stock
	10	SHARED DISPOSITIVE POWER: 1,205,100 shares of Common Stock
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
1,256,414 shares of Common Stock, composed of 1,017,600 shares directly owned by Marlin Capital Partners, LLC, 35,000 shares owned through Mr. McCurdy’s IRA, 15,000 shares issuable on the exercise of options held by Mr. McCurdy, 175,000 shares owned jointly by Mr. McCurdy and his wife, 5,000 shares owned by Mr. McCurdy’s dependent children, and 1,314 personally owned shares (including restricted stock, unrestricted stock, and dividend equivalent rights on restricted stock).

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 20.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

CUSIP No.	255104 101

1	NAMES OF REPORTING PERSONS: Marlin Capital Partners, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 007586-10-0
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Texas
NUMBER OF SHARES BENFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0 shares of Common Stock
	8	SHARED VOTING POWER: 1,017,600 shares of Common Stock
	9	SOLE DISPOSITIVE POWERS: 0 shares of Common Stock
	10	SHARED DISPOSITIVE POWER: 1,017,600 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,017,600 shares of Common Stock
12
CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☒              Excludes shares beneficially owned by Chad McCurdy (the Managing Partner of Marlin Capital Partners, LLC), personally.

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 16.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): 00

This constitutes Amendment No. 8 (“Amendment No. 8”) to the Statement on Schedule 13D relating to the common stock (the “Common Stock”) of Diversicare Healthcare Services, Inc. f/k/a Advocat Inc., a Delaware corporation (the “Issuer”), originally filed on behalf of Chad McCurdy and Marlin Capital Partners, LLC (“Marlin”) with the Securities and Exchange Commission (the “SEC”) on April 9, 2009 (the “Statement”) and subsequently amended on May 20, 2009 by Amendment No. 1, on August 25, 2009 by Amendment No. 2, on December 11, 2009 by Amendment No. 3, on March 19, 2010 by Amendment No. 4, on March 30, 2010 by Amendment No. 5, on August 10, 2011 by Amendment No. 6, and on November 19, 2013 by Amendment No. 7 (together, the “Schedule 13D”). Except as specifically amended hereby, this Amendment No. 8 does not modify any of the information previously reported in the Schedule 13D.
Item 4. Purpose of the Transaction
Item 4 of the Schedule 13D is hereby amended by adding the following at the end thereof:
The purpose of this Amendment No. 8 is to report that since the filing of the last amendment, a material change occurred in the number of shares of Common Stock beneficially owned by Mr. McCurdy.
Item 5. Interest in Securities of the Issuer.
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)
Mr. McCurdy beneficially owns 20.3% of the Issuer’s Common Stock, or 1,256,414 shares of Common Stock, composed of 1,017,600 shares directly owned by Marlin Capital Partners, LLC, 35,000 shares owned through Mr. McCurdy’s IRA, 15,000 shares issuable on the exercise of options held by Mr. McCurdy, 175,000 shares owned jointly by Mr. McCurdy and his wife, 5,000 shares owned by Mr. McCurdy’s dependent children, and 1,314 shares of personally owned shares (including restricted stock, unrestricted stock, and dividend equivalent rights on restricted stock). Marlin beneficially owns 16.5% of the Common Stock of the Issuer consisting of 1,017,600 shares of Common Stock held directly.

(b)	Mr. McCurdy beneficially owns the following number of shares of Common Stock with:
Sole Voting Power: 51,314 shares of Common Stock

Shared Voting Power: 1,205,100 shares of Common Stock

Sole Dispositive Power: 51,314 shares of Common Stock

Shared Dispositive Power: 1,205,100 shares of Common Stock

Mr. McCurdy shares voting power and dispositive power with his wife, Candice McCurdy, with respect to 175,000 shares owned jointly by the McCurdy’s, 7,500 shares held in Ms. McCurdy’s IRA, and 5,000 shares owned by Mr. McCurdy’s dependent children. Mrs. McCurdy is a homemaker. Her address is 5429 LBJ Freeway, Suite 400, Dallas, Texas 75240. During the last five years, Mrs. McCurdy has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, Mrs. McCurdy has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. She is a citizen of the United States.

In addition, Mr. McCurdy shares voting power and dispositive power with respect to 1,017,600 shares of Common Stock beneficially owned by Marlin, of which he is the Managing Partner.
Marlin beneficially owns the following number of shares of Common Stock with:
Sole Voting Power: 0 shares of Common Stock

Shared Voting Power: 1,017,600 shares of Common Stock

Sole Dispositive Power: 0 shares of Common Stock

Shared Dispositive Power: 1,017,600 shares of Common Stock

(c)    On March 31, 2014, shares of restricted stock that Mr. McCurdy received for his service as a director received 6.03 shares of dividend equivalent rights that will convert into shares of Common Stock. On May 16, 2014, Mr. McCurdy purchased 20,800 shares of Common Stock through his IRA and 36,300 shares of Common Stock through a joint account with his spouse in open market transactions at an average price of $6.0615 per share. On May 19, 2014, Mr. McCurdy purchased 13,700 shares of Common Stock through a joint account with his spouse in an open market transaction at a price of $6.6858 per share. On May 20, 2014, 7,500 shares of Common Stock were purchased through Mrs. McCurdy’s IRA in an open market transaction at a price of $6.3422 per share.
(d)    Not applicable
(e)    Not applicable

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: May 27, 2014

/s/ Chad McCurdy
Chad McCurdy